Trina Solar Limited
No. 2 Trina Road
Trina PV Industrial Park
New District Changzhou
Jiangsu 213031, China
Tel: +86 519 8517 6823
Fax: +86 519 8517 6023

December 16, 2013

VIA CORRESPONDENCE

Mr. Kevin L. Vaughn, Accounting Branch Chief
Ms. Lynn Dicker, Staff Accountant
Mr. Martin James, Senior Assistant Chief Accountant
Division of Corporation Finance
Mailstop 3030
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Trina Solar Limited
Form 20-F for the Year Ended December 31, 2012
Filed April 2, 2013
File No. 1-33195

Dear Mr. Vaughn, Ms. Dicker and Mr. James:

This letter sets forth the responses of Trina Solar Limited (the “Company”) to the comments contained in the letter dated November 27, 2013 from the staff of the Securities and Exchange Commission (the “Commission”) regarding the Company’s annual report on Form 20-F for the year ended December 31, 2012 (the “2012 Form 20-F”).

For ease of review, we have set forth below each of the numbered comments of the staff’s letter and the Company’s responses thereto.

Form 20-F for the Fiscal Year Ended December 31, 2012

Item 5. Operating and Financial Review and Prospects, page 47

Critical Accounting Policies, page 56

— Impairment of Long-lived Assets, page 57

1.                                      We note your disclosure here regarding your evaluation for potential impairment of long-lived assets. We also note that you experienced significant operating and cash flow losses during the year ended December 31, 2012, which you cite as an indicator of impairment. Please clarify for us whether you performed an assessment of the recoverability of your long-lived assets in 2012. If so, please provide us with details regarding your assessment, including significant assumptions utilized in the determination of the fair value of your long-lived assets and a summary of the information you considered that supports the recoverability of your long-lived assets at December 31, 2012. If you did not perform an assessment of the recoverability of your long-lived assets in 2012, please explain to us your basis for concluding that you did not need to perform such analysis.

We respectively advise the Staff that we performed an assessment of the recoverability of our long-lived assets in 2012.  The assessment was performed as a result of significant operating and cash flow losses we experienced during the year ended December 31, 2012 relating to the manufacture and sale of our solar modules (“module operations”).  The long-lived assets of our module operations, including property, plant and machinery and prepaid land use rights, were grouped as one asset group (the “Asset Group”), which represents the lowest level of identifiable cash flows.

In our assessment for recoverability, we compared the carrying amount of the Asset Group to the undiscounted future cash flows expected to be generated by the Asset Group. The following factors were considered in determining the undiscounted future cash flows:

•                                          Period of cash flows — the period of cash flows is determined as eight years starting from January 1, 2013, which determination is based on the remaining useful life of the primary assets within the Asset Group.

•                                          Existing service potential of the Asset Group — the estimated cash flows are based on the existing service potential of the Asset Group, which is capped at the current production capacity of 2.4 GW.  Please see our response to the Staff’s comment 2 below for further discussions regarding our production capacity.

•                                          The estimate of future cash flows consists of significant assumptions, including but not limited to, estimated volume of shipment, average selling price of products (“ASP”), and unit material, labor and other costs (collectively, the “Unit Costs”) that are directly associated with and that are expected to arise directly from the use of the Asset Group.  The estimate of cash flows does not include any interest expense.  We believe the assumptions used in developing the estimate are reasonable in relation to the assumptions used in developing estimate of other information used by us for comparable periods, such as internal budgets and projections. In addition, our assumptions regarding global shipment and ASP are consistent with those used in industry reports.  On an actual basis, for the nine-month period ended September 30, 2013, our volume of shipment, ASP and Unit Costs  were 1.8 GW, US$0.64, and US$0.46, respectively, each exceeding the estimate used to determine the undiscounted future cash flows for the corresponding period in 2013.

We compared the sum of the undiscounted cash flows to the carrying amount as of December 31, 2012 and noted that the undiscounted cash flows exceeded the carrying amount by approximately 34%.  Accordingly, we concluded that the carrying value of the Asset Group was recoverable and no impairment was thus recorded.

2.                                      Further to the above, we note that your revenues declined 37% in 2012 compared to 2011. You state that you consider capacity utilization in your consideration of potential impairment, but that you “have effectively utilized most, if not all, of [your] capacity in the past and have had to outsource some of [your] production in order to meet demand.” Please provide us with additional details regarding your capacity utilization in 2012. Clarify how you utilized most, if not all, of your capacity in 2012 given the revenue declines. Also tell us how much of your production you had to outsource in order to meet demand.

We respectively advise the Staff that our statement that “we have effectively utilized most, if not all, of our capacity in the past and have had to outsource some of our production in order to meet demand.” was meant for the period prior to 2012 and not for 2012.

As a large-scale integrated solar-power products manufacturer, we have integrated the manufacturing of ingots, wafers and solar cells in our PV module production, each having its own production capacity.

The following table sets forth our capacity utilization and outsourcing quantity for ingots, wafers, solar cells and PV modules in 2012:

2012	Ingots	Wafers	Cells		Modules
Utilization Rate	82%	81%	66%		68%
Capacity (GW)	1.2	1.2	2.4		2.4
Outsourcing Quantity (MW)	—	535	240	*	—

* To produce modules that were ultimately exported to the United States, we needed to procure cells from vendors outside of China due to the anti-dumping and countervailing duty orders from the United States on our products.

The following table sets forth our capacity utilization and outsourcing quantity in 2011, which indicate that we effectively utilized most, if not all, of our capacity in each of the production process:

Year 2011	Ingots	Wafers	Cells	Modules
Utilization Rate	88%	87%	96%	90%
Capacity (GW)	1.1	1.1	1.6	1.9
Outsourcing Quantity (MW)	34	585	171	—

The following table sets forth our capacity utilization and outsourcing quantity in 2010, which indicate that we effectively utilized most, if not all, of our capacity in each of the production process:

Year 2010	Ingots	Wafers	Cells	Modules
Utilization Rate	98%	97%	97%	86%
Capacity (MW)	697	731	1,007	1,223
Outsourcing Quantity (MW)	17	286	65	—

The Company will clarify the statement regarding capacity utilization in its annual report on Form 20-F for 2013.

*         *         *

The Company hereby acknowledges that:

•                  the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•                  staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                  the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any additional questions or comments regarding the 2012 Form 20-F, please contact the undersigned at +86 519 8517 6823, or our U.S. counsel, David Zhang and Benjamin Su at Kirkland & Ellis, at +852 3761 3318 and +852 3761 3306, respectively.

Very truly yours,

		By:	/s/ Terry Wang
Terry Wang
Chief Financial Officer

cc:	David Zhang, Esq., Kirkland & Ellis
Benjamin Su, Esq., Kirkland & Ellis